SCHEDULE 14A

   Proxy Statement Pursuant to Section 14(a) of the Securities
             Exchange Act of 1934 (Amendment No.  )

Filed by the Registrant  [   ] Filed by a Party other than the
Registrant  [ x ]

Check the appropriate box:

[   ]  Preliminary Proxy Statement

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by Rule 14a-6(e)(2))

[   ]  Definitive Proxy Statement

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[ X ]  Soliciting Material Pursuant to (S) 240.14a-12

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                 VERIZON COMMUNICATIONS, INC.

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        (Name of Registrant as Specified in Its Charter)
    ASSOCIATION OF BELLTEL RETIREES, C. WILLIAM JONES, JOHN M. BRENNAN, MICHAEL S. KUCKLINCA, EILEEN T. LAWRENCE, RICHARD S.
 KNAPP, ROBERT E. REHM, JAMES E. CASEY, JR., PAMELA M. HARRISON,
     MICHAEL McFADDEN, JOHN A. PARENTE, JOSEPH A. RISTUCCIA,
            SANDRA DiIORIO THORN AND PATRICIA TRENT WELLS
-----------------------------------------------------------------
           (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Association of BellTel Retirees, Inc.
Post Office Box 33
Cold Spring Harbor, New York   11724               (logo)
_________________________________________________________________
Phone: (631) 367-3067            Web Site:www.belltelretirees.org
Fax: (631) 367-1190        E-mail:association@belltelretirees.org
Hotline: 1-800-262-9222
                                                       March 2008
Board of Directors
C. William Jones         DEAR ASSOCIATION MEMBER:
President
(410) 770-9485           We urge you to VOTE FOR an important
                         shareholder resolution on Verizon's
Office Manager           proxy card for the upcoming Annual
Christina M. Kruger      Meeting on May 1 in Lincoln, Nebraska.
(631) 367-3067
                         PLEASE VOTE YOUR PROXY FOR ITEM 5 AND
                         SEPARATE THE ROLES OF BOARD CHAIRMAN AND CEO.
BOARD OF DIRECTORS
John M. Brennan          - THE CHAIRMAN SHOULD BE SELECTED FROM AMONG
Chairman of the Board      THE INDEPENDENT DIRECTORS; PROXY ITEM 5 ASKS
(201) 666-8174             AMONG THE INDEPENDENT DIRECTORS; PROXY
                           THE BOARD TO AMEND VERIZON'S CORPORATE
Michael S. Kucklinca       GOVERNANCE GUIDELINES SO THAT IN THE FUTURE
Executive Vice President   THE BOARD WILL SELECT ITS CHAIRMAN FROM AMONG
(516) 741-2424             THE DIRECTORS WHO DO NOT SERVE AS AN EXECUTIVE
                           OF THE COMPANY.
Eileen T. Lawrence
Treasurer                It should be no surprise that recent studies
(718) 229-6078           have shown a substantially higher shareholder returns
                         than companies where the CEO fills both roles.  The
Richard S. Knapp         Board should be focused on holding the CEO
Secretary                accountable to the company's owners.  But when the CEO
(914) 779-6292           is also Chairman of the Board, we believe it is far
                         more likely that lines of accountability are blurred,
Robert A. Rehm           that compensation is less tightly aligned with
Chief Financial Officer  shareholder returns, and that the decision to replace
(516) 827-0801           a poorly-performing CEO is skirted or delayed.

Vice Presidents          A Booz Allen Hamilton study of the world's largest
James E. Casey, Jr.      2,500 largest public companies concluded that "Non-
(540) 439-9568           chairman CEOs are now the best performers. . . . In
                         North America over the last three years, non-chairman
Pamela M. Harrison       CEOs produced shareholder returns three times as high
(845) 225-6497           as those of CEO/chairmen."  (CEO SUCCESSION 2005: THE
                         CREST OF THE WAVE, May 2006).  Among both American and
Michael McFadden         European companies, the study found that firms
(856) 767-1131           separating the roles of CEO and Chairman yielded
                         shareholder returns 5 percentage points higher on
John A. Parente          average over the 2002-05 period than companies with
(518) 372-0526           CEO/chairmen.

Joseph A. Ristuccia      A 2006 report from Moody's similarly concluded that
(631) 765-1111           an independent board improves board effectiveness.
                         Moody's similarly stated that arguments against
Directors                separating the two roles "are outweighed by advantages
Sandra DiIorio Thorn     offered by clarity of accountability and the
(631) 324-2027           strengthened ability of independent directors to
                         respond quickly in a crisis."
Patricia Trent Wells
(212) 535-6859           WE BELIEVE THAT AN INDEPENDENT BOARD CHAIR IS
                         PARTICULARLY APPROPRIATE AT VERIZON.  FOR MANY YEARS
Board Member Emeritus    THE COMPENSATION OF VERIZON'S SENIOR EXECUTIVES HAS
Louis Miano              BEEN DISCONNECTED FROM RETURNS TO SHAREHOLDERS, IN OUR
(781) 444-8080           VIEW.

For the second consecutive year, a study by the Corporate Library singled out Verizon as one of the 12 "Pay for Failure companies" that exhibit the worst combination of excessive CEO pay and negative shareholder returns over the most rcent five year period. ("Pay for Failure II: The Compensation Committees Responsible," May 2007).

The study notes that over the five fiscal years through 2006, CEO Ivan Seidenberg received $68.6 million in compensation, while total shareholder return was NEGATIVE 5%. And while Seidenberg's compensation rose to $20.3 million in 2007, the stock price today is just barely above March 2003 levels.

The criteria that Corporate Library used to identify the 12 "Pay for Failure" firms were:
 - The Corporate Library's Board Rating: 'D' OR 'F'
 - 5-year total shareholder return (TSR): NEGATIVE
 - CEO total compensation for the last two reported fiscal years:  >$15,000,000
 - Performance vs. industry peers: UNDERPERFORMED

The Corporate Library's analysis concludes that the Company's long-term incentive plan, based on Performance Stock Units (PSUs), "is still badly flawed." Verizon's CEO receives 100% of his long-term incentive pay in PSUs; yet, in our view, the low PSU performance hurdle and the Board's discretion to increase the payout despite below-average results amounts to what golfers refer to as a "gimme." According to the proxy (p. 27), although Verizon's TSR ranked in the 44th percentile compared to the S&P 500 - and in the 46th percentile compared to its industry peers - the Board used its discretion to "approve paying Mr. Seidenberg's 2005 PSU award at 104% OF TARGET."

In its study last year, the Corporate Library echoed this criticism with respect to the Compensation Committee's standard for awarding SHORT-TERM incentive payouts: "[T]he so-called target onuses disclosed in the compensation committee report would be paid out for below target performance. When target performance is met, then 150 percent of the largest award is paid out. This is not even logical."

The accountability problem at Verizon is further compounded, in our view, because too many of Verizon's directors serve on too many boards in addition to their principal occupation - and too many have had financial relationships with Verizon other than their directorship. Eight of Verizon's 12 directors (66%) serve on at least two other corporate boards and three serve on more (Moose, Neubauer and Nicolaisen). By comparison, a survey of board practices at 1,275 large U.S. companies by the Investor Responsibility Research Center in 2005 found that 66% of directors at these companies serve on no more than one other board, while 87% serve on no more than two others.

I hope that you will join me and VOTE YOUR SHARES FOR PROXY
ITEMS 5.

                            Sincerely yours,

                            /s/
                            C. William Jones
                            President & Executive Director

The cost of this letter is being borne entirely by the Association of BellTel Retirees Inc. This is not a solicitation.
Please DO NOT send your proxy card to the Association.

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